NOTE 1.   SIGNIFICANT BUSINESS ACTIVITIES

BCP Securities, LLC & Subsidiaries, (the "Company"), a Connecticut limited liability company formed on December 1, 1999, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as a broker executing customer orders for the purchase and sale of marketable securities on their behalf on a fully disclosed basis with a clearing broker-dealer. In addition, the Company is involved in proprietary trading, buying and selling securities for its own account. The Company also acts as an underwriter of securities offerings.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

The clearing and depository operations for the Company's proprietary transactions are performed by its clearing broker pursuant to the clearance agreement. At December 31, 2016, the due from brokers, as reflected on the consolidated statement of financial condition, consisted substantially of cash due from this broker.

The Company has three wholly owned subsidiaries; Baer, Crosby and Pike, Agencia De Valores, S.A. ("Spain"), BCP Securities Asia Pte Ltd. ("Singapore"), and BCP Securities Do Brasil Representacoes Ltda.("Brasil"), (the "Subsidiaries"). Spain and Singapore operate as separate companies in those regions with Spain subject to regulatory oversight by *Comisión Nacional del Mercado de Valores* ("CNMV") and Singapore is registered with the *Accounting and Corporate Regulatory Authority* ("ACRA"). Brasil is a representation office registered with the Central Bank of Brasil. The consolidated financial statements include the accounts of both the Company and its wholly-owned Subsidiaries. All inter-company balances and transactions are eliminated on consolidation.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assests and liabilitites at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Transactions in securities and related trading revenue and expense are recorded on the trade date basis. Securities owned or sold, not yet purchased are valued at fair value, and the resulting unrealized gains and losses are included in trading profits.

Underwriting and fee income includes gains and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Underwriting and fee income also includes fees earned from providing merger-and-acquisition and financial restructuring advisory services.

Furniture, equipment and leasehold improvements are reported at historical cost, net of accumulated depreciation and amortization. They are depreciated and amortized using the straight-line method over their estimated useful lives.

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased, to be cash equivalents.

The Company maintains cash and cash equivalents with financial institutions. Funds deposited with a single domestic bank are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). Cash and securities deposited with a single domestic brokerage institution are insured up to $500,000 per account type of which a maximum of $250,000 in cash is insured by the Securities Investor Protection Corporation. ("SIPC"). At times, cash balances may exceed the insured limits. The Company has not experienced any losses in such accounts.

The Company records its investments at fair value. Fair value is the price that would be received by selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value.

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Fair Value Measurement – Definition and Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the expectation that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

Equity Investment

Equity in income of investee is comprised of investments in two entities in which the Company holds neither a majority equity position nor does it exercise control over the entities. As a result, the Company accounts for these investments on the equity method.

BCP SECURITIES, LLC & SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2016
(continued)

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company has a 50% ownership in BCP Securities Mexico, a corporate joint venture that is focused on building client relationships and working with them to provide innovative financing solutions.

Condensed financial information for the joint venture is as follows:

Summary of Statements of Financial Condition

Assets

Cash and Due from Brokers	$	439,959
Other Assets		305,065
Total Assets	$	745,024

Liabilities and Capital

Payable to vendors	$	62,804
Taxes payable		10,513
Total Liabilities	$	73,317
Capital	$	485,496
Accumulated earnings		186,211
Total Liabilities and Capital	$	745,024

Summary of Statements of Operations:

Trading Income	$	1,616,867
Operations and Administration expenses	$	(1,366,528)
Financial expenses and foreign exchange		60,961
Total expenses	$	(1,305,567)
Net Income before taxes	$	311,300
Corporate Taxes (Mexico)		99,042
Net Income	$	212,258

NOTE 2.   SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company also has a 10% investment in an entity. The Company's investment balance is zero due to the fact that the Company's proportionate share of losses exceeds the capital investment. Equity in income of investee includes the reversal of $267,575 of previously recorded losses.

NOTE 3.   FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value are categorized below based upon a fair value hierarchy in accordance with ASC 820 at December 31, 2016. See Note 2 for a definition and discussion of the Company's policies regarding this hierarchy. The Company's US Treasury bills owned are treated as cash and cash equivalents on the consolidated statement of financial condition and the consolidated statement of cash flows.

Assets	Level 1	Level 2	Level 3	Total
Equity securities	$ 163,696	$ -	$ -	$ 163,696
US Treasury bills	249,995	-	-	249,995
Sovereign government bonds	2,588,971	-	-	2,588,971
Corporate bonds	-	12,049,606	-	12,049,606
Foreign municipality bonds	-	1,030,334	-	1,030,334
Total	$ 3,002,662	$ 13,079,940	$ -	$ 16,082,602

Liabilities	Level 1	Level 2	Level 3	Total
Equity securities	$ (1,372,594)	$ -	$ -	$ (1,372,594)
Sovereign government bonds	(7,379,564)	-	-	(7,379,564)
Corporate bonds	-	(4,947,784)	-	(4,947,784)
Foreign municipality bonds	-	(5,361,176)	-	(5,361,176)
Total	$ (8,752,158)	$ (10,308,960)	$ -	$ (19,061,118)

NOTE 4.   INCOME TAXES

The Company is recognized as a Limited Liability Company (an "LLC) by the Internal Revenue Service. As an "LLC", the Company is not subject to federal or state income taxes. The members report their distributive share of realized income or loss on their own tax returns. FASB ASC 740 Income Taxes provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2016 management has determined that there are no material uncertain income tax positions. The years that remain subject to examination by taxing authorities are 2015, 2014 and 2013.

NOTE 5.   PROFIT SHARING PLAN

The Company sponsors a defined contribution profit-sharing plan pursuant to Internal Revenue Code Section 401(a), which covers substantially all Company employees. Contributions are solely at the discretion of the Company. The Company made a contribution to the plan during the year ended December 31, 2016 in the amount of $351,198.

NOTE 6.   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had net capital of $7,716,048 which was $7,431,255 in excess of its required net capital of $284,793. The Company's net capital ratio was 0.55 to 1.

NOTE 7.   TRANSLATION OF FOREIGN CURRENCIES

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, while consolidated statement of income accounts are translated at exchange rates prevailing throughout the year. The impact of the translations is not material. Gains or losses resulting from foreign currency transactions are included in other expenses.

NOTE 8.   COMMITMENTS AND CONTINGENT LIABILITIES

The Company has various offices in different locations. Future minimum lease payments are as follows:

Year ending December 31,	Total Amount
2017	$ 571,824
2018	530,660
2019	429,067
2020	177,381
	$ 1,708,932

Long term debt

The mortgage is payable in average monthly installments of $3,994, not including interest, through May 23, 2031. The rate on the mortgage is variable and is equal to Euribor + .09%. This rate is reviewed every six months. Maturities are as follows:

Year ending December 31,	Total Amount
2017	$ 45,352
2018	45,755
2019	46,125
2020	46,497
2021	46,873
Thereafter	460,390
	$ 690,992

The Company is currently the subject of a pending FINRA examination that was conducted in November 2016. As of the date of this letter there has not been any formal communication of the result.

NOTE 9.   SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 28, 2017 which is the date that these financials statements were available to be issued, and no events have been identified which require disclosure

NOTE 10.   FIXED ASSETS

Furniture, equipment and leasehold improvements are stated at cost. Depreciation is recorded on a straight-line basis over the estimated useful life of the asset.

Leasehold improvements	$ 978,607
Office Suite Acquisition-Spain	951,797
Furniture	221,406
Computer and equipment	584,943
	2,736,753
Accumulated Depreciation and Amortization	(981,691)
Total Fixed Assets	$ 1,755,062